Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED

Results of operations – management discussion & analysis

THREE MONTHS ENDED JUNE 30, 2009

Three months ended June 30, 2009 versus three months ended June 30, 2008

(Percentage changes are based on the full numbers in the accompanying consolidated financial statements)

Voyage revenues

Voyage revenues from vessels were $114.2 million during the quarter ended June 30, 2009 compared to $171.4 million during the quarter ended June 30, 2008, a decrease of $57.2 million or 33.4%. The decrease was primarily due to a softer freight market compared to the previous year’s second quarter, off-set by an increase in the number of vessels, there being the equivalent of two vessels more or, in terms of days available for trading, an increase of 182 days compared to the same quarter in 2008. The average number of vessels during the second quarter 2009 was 46.0 compared to 44.0 in the second quarter 2008. Since the beginning of the second quarter of 2008 to June 30, 2009 the Company took delivery of the newly designed aframaxes Nippon Princess and Maria Princess and sold no vessels during this fifteen-month period.

Revenue earned per vessel on average within the second quarter was lower than the previous year’s second quarter primarily due to the slow down of trading activity as a result of the world-wide economic crisis exacerbated by increasing vessel supply and rising oil inventories. The average daily revenue per vessel for the quarter, after deducting voyage expenses (time charter equivalent or TCE, see definition below) was $22,890 per day compared to $39,512 for the previous year’s second quarter. The number of days utilized in profit-share arrangements totaled 1,788 compared to 2,163 in the second quarter of 2008. The number of days employed on spot, contract of affreightment and pool voyages increased to 1,307 days from 600 days, while those on pure time-charter without profit share decreased by 135 days.

The preference of the Company for long and medium term profit-sharing arrangements yielded higher rates than existed in the soft freight market. However, as indicated above in the analysis of operating days, the charter of several vessels previously on time-charter expired and the vessels entered the spot market or were entered into pools at a time when freight rates were beginning to soften considerably. While there remain opportunities to enter all these vessels into new time-charters immediately, we are for the time-being adopting a policy of selectively placing only certain vessels on accretive short and medium term time-charter in anticipation that more lucrative time-charter rates may be available later in the year.

Average daily TCE rate earned for the three month periods ended June 30, 2009 and 2008 were as follows:

	Three months ended June 30,
	2009	2008
	$	$
LNG carrier	45,998	49,818
VLCC	38,257	70,893
Suezmax	28,042	56,580
Aframax	20,200	47,285
Panamax	20,647	27,957
Handymax	15,144	21,395
Handysize	18,824	19,450

TCE is calculated by taking voyage revenue less voyage costs divided by the number of operating days. We do not deduct commission, as commission is payable on all types of charter. In the case of the bare-boat charter, we add an estimate of operating expenses of $10,000 per day in order to render the bare-boat charter comparable to a time-charter.

Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in shipping performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rate for the period presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars and available days):

	Three months ended June 30,
	2009	2008
Voyage revenues	$114,180	$171,409

Less :Voyage Expenses	(21,334)	(18,262)
Add: Representative operating expenses for bareboat charter ($10,000 daily)	910	910

Time charter equivalent revenues	$93,756	$154,057

Divided by: net earnings days	4,096	3,899
Average TCE per vessel per day	$22,890	$39,512

For vessels with profit share determined at the end of six-month periods, only the minimum guaranteed rates may be accounted for until such profit-share determination is performed. This affected the second quarter revenue accounted for VLCC’s La Prudencia and La Madrina, panamaxes Maya and Andes, and handysizes Antares and Arion which had their six-month profit determination in the second quarter. The panamax Inca has its determination date in September and, therefore, only the minimum was accounted for in the second quarter 2009. VLCC’s and Panamaxes were determined to have earned relatively good rates significantly boosting their daily average revenue for the second quarter 2009. The two handysize carriers earned no profit-share above minimum agreed rates, the vessels achieving only the minimum rate.

Total productivity achieved by the fleet in the second quarter 2009 was 97.8% compared to 97.4% for the second quarter of 2008. The days lost in 2009 relate to the dry-docking of Aris, the start of the dry-docking of Promitheas and off-hire on Victory III. In the second quarter of 2008, lost days included the dry-docking of Victory III, Marathon and Inca.

Commissions

Commissions amounted to $4.2 million, or 3.7% of revenue from vessels, during the quarter ended June 30, 2009, compared to $6.5 million, 3.8% of revenue from vessels, for the quarter ended June 30, 2008. The decrease in percentage is due to the change in charter type in which several vessels were employed during the period, especially with regard to those vessels entering pool arrangements. Otherwise, the decrease in total commission was in line with the fall in voyage revenue.

Voyage expenses

Voyage expenses include costs that are directly related to a voyage, such as port charges, agency fees, canal dues and bunker (fuel) costs. They are borne by the Company in the case of spot market single voyages or for voyages under contract of affreightment. Otherwise, in the case of time-charters and bare-boat charters they are borne by the charterer. Voyage expenses were $21.3 million during the quarter ended June 30, 2009, compared to $18.3 million during the prior year’s second quarter, a 16.8% increase.

Although voyage expenses are highly dependent on the individual voyage patterns followed, part of the change between quarters can be explained by changes in the total operating days the fleet operated on spot charter and contract of affreightment. The number of days on these types of charter actually increased by 118%. This is offset by a significant decrease in the price of oil since the second quarter of 2008. The cost of bunker (fuel) for the Company in the second quarter of 2009 accounted for 59% of total voyage expenses, compared with 74% of total voyage expenses in the prior year’s second quarter.

Charter hire expense

The suezmaxes Decathlon (ex-Cape Baker) and Pentathlon (ex-Cape Balboa) were repurchased in the fourth quarter of 2008, respectively, as part of a sale and leaseback arrangement described further below (see paragraph on deferred gains). As a result, there was no charter hire expense for the second quarter 2009, compared to $4.1 million in the same quarter of 2008. The Company has no immediate plans to further charter-in vessels and therefore does not expect to incur charter hire expense for the foreseeable future.

Vessel operating expenses

Vessel operating expenses include crew costs, maintenance repairs and spares, stores, lubricants, insurance and sundry expenses such as tonnage tax, registration fees and communications costs. They are borne by the Company for all vessels of the fleet except for the one vessel on bare-boat charter (Millennium), and, in 2008, the two suezmaxes which were chartered-in until the fourth quarter. Total operating costs were $34.9 million during the quarter ended June 30, 2009 compared to $37.0 million during the quarter ended June 30, 2008, a decrease of 5.8%, despite the increase in the fleet by two new vessels and the repurchase of the two chartered-in vessels described above.

Vessel operating expenses per ship per day for those vessels in the fleet incurring operating expenses decreased to $8,514 for the quarter ended June 30, 2009 from $9,898 for the quarter ended June 30, 2008, a 14.0% decrease. This decrease is mainly due to lower crew costs due to the strengthening of the US Dollar against the Euro (by 13% between the two quarters), most of our vessel officers being paid in Euro. Lower repairs and maintenance costs resulting from reduced dry-dock work compared to the prior year quarter also contributed to the decrease in operating costs. There were, however, increases in P&I insurance costs.

Depreciation

Depreciation was $23.3 million during the quarter ended June 30, 2009 compared to $21.0 million during the quarter ended June 30, 2008, an increase of 10.7%, due to the addition of the two new aframax vessels, Maria Princess and Nippon Princess and the repurchase in the fourth quarter of 2008 of the suezmaxes Decathlon and Pentathlon . We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap steel available for recycling after demolition. The assumed value of scrap steel for the purpose of estimating the residual values of vessels is calculated at $300 per lightweight ton. In assessing the useful lives of vessels, we have adopted the industry-wide accepted practice of assuming a vessel has a useful life of 25 years (40 years for the LNG carrier), given that all classification society rules have been adhered to concerning survey certification and statutory regulations are followed. It is possible, however, for vessels in certifiably good condition to continue trading beyond 25 years if not statutorily required to cease.

Amortization of deferred charges

During the quarter ended June 30, 2009, amortization of deferred dry-docking charges was $1.8 million, compared to $1.0 million during the quarter ended June 30, 2008. The increase is due to the completion of the dry-docking on five vessels in the second half of 2008.

Management fees

The Company pays to Tsakos Energy Management Ltd. fixed fees per vessel under a management agreement between the companies. The fee pays for services that cover both the management of the individual vessels and of the enterprise as a whole. According to the amended management agreement (from January 2007), there is a prorated adjustment if at beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007, and an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. As a consequence, from January 1, 2008, monthly fees for operating vessels were increased to $23,000 and, for vessels chartered-in and for the vessel chartered out on bare-boat, to $17,000. From January 1, 2009 monthly fees for operating vessels increased to $23,700 and for the vessel chartered out on bare-boat, to $17,500. Management fees totaled $3.3 million during the quarter ended June 30, 2009 compared to $3.0 million for the quarter ended June 30, 2008, an increase of 9.6%, due to the increase in number of vessels and in the monthly fee. During the second quarter of 2009, six vessels were under the technical management of unrelated ship management companies, for various management fees.

General and administrative expenses

General and administrative expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, directors’ fees and travel-related expenses. General and administrative expenses were $0.9 million during the quarter ended June 30, 2009 compared to $1.1 million during the previous year’s second quarter, a decrease of 19.5% mainly due to reduced expenses on advertising and various office expenses and partly to the strengthening of the US Dollar against the Euro between the two quarters.

General and administrative expenses, together with the management fees payable to Tsakos Energy Management Ltd., represent the administrative overheads of the Company. On a per vessel per day basis, these combined overhead costs were $996 for the second quarter of 2009 compared to $1,024 for the second quarter of 2008, the decrease being due to the lower advertising and office expenses offset by higher management fees. Together with the stock compensation expense (see below), the daily overhead was $1,031 for the quarter compared to $1,460 in the second quarter 2008, the decrease due to the lower stock compensation expense as explained below and lower administrative expenses.

Stock compensation expense

In the second quarter of 2009, stock compensation expense was $0.1 million compared to $1.7 million in the equivalent prior year quarter. During the second quarter of 2009, there was an average of approximately 300,000 restricted share units (RSUs) issued but not vested, compared to 575,000 in the prior year second quarter, of which 50% vested on December 31, 2008. A further reason for the reduction in stock compensation expense is that two-thirds of the RSUs were issued to staff of the commercial and technical management companies who are considered as non-employees. The amortization charge for RSUs awarded to non-employees is based on their fair value which is based on the Company’s share price. The amortization rate is adjusted quarterly in line with movements in the share price until the vesting date. As the share price is lower in the second quarter of 2009 than of 2008, the amortization charge is reduced accordingly. In March 2009, 11,800 RSU’s were issued to non-executive directors, vesting on May 29, 2010. On June 30, 2009, 110,000 RSU’s were issued to officers of the Company and to staff of the commercial and technical managers, 50% of which vest on June 30, 2010 and the remaining 50% will vest on December 31, 2011.

Amortization of the deferred gain on the sale of vessels

There were no deferred gains on the sale of vessels during the second quarter of 2009. In the second quarter of 2008, the amortization of the deferred gain amounted to $0.8 million. The deferred gains related to the sale and leaseback of two suezmaxes in 2003. The total gain of $15.8 million on the transaction was deferred and amortized over the five year minimum charter period to late 2008. In the fourth quarter of 2008, both vessels were re-acquired by the Company.

Gain on sale of vessels

There were no sales of vessels during the second quarters of 2009 and 2008.

Operating income

Income from vessel operations was $24.1 million during the second quarter of 2009 compared to $78.1 million during the second quarter of 2008, representing a 69.1% decrease.

Interest and finance costs

Interest and finance costs were $6.0 million for the second quarter of 2009 compared to $10.9 million for the quarter ended June 30, 2008, an overall 44.6% decrease. Loan interest in the second quarter 2009 decreased by 29.5% to $10.3 million from $14.6 million in the second quarter of 2008. Although the average balance of outstanding debt was approximately $1,480 million for the second quarter of 2009 compared to $1,399 million for the previous year’s second quarter, the average loan interest rate fell by 33%. However, the average all-in loan finance cost in the second quarter of 2009, taking account of swap interest paid or received, was 3.62% compared to 4.16% in the previous year’s second quarter. Interest actually paid on swaps amounted to $3.1 million in the quarter compared to a small amount received in the second quarter of 2008.

There was a non-cash positive net movement of $4.0 million in the fair value (mark-to-market) of the non-hedging interest rate swaps in the second quarter of 2009, compared to a positive movement of $3.2 million in the second quarter of 2008. Also in the second quarter of 2009 there was a positive movement of $3.1 million on bunkers swaps entered into in March 2009 which did not qualify as hedging instruments.

Capitalized interest in the second quarter of 2009 was $0.5 million compared to $0.9 million in the previous year’s second quarter, the reduction being due to the smaller remaining new building program, two vessels having been delivered since the second quarter of 2008.

Amortization of loan expenses was $0.2 million in both the second quarter 2009 and 2008. Other loan charges were $0.1 million in the second quarter 2009 and $0.2 million in the second quarter of 2008.

Interest income

Total income derived from bank deposits was $1.1 million during the second quarter of 2009 and $1.8 million during the quarter ended June 30, 2008. The decrease was mainly due to the drop in interest rates between the two quarters.

Other, net

During the second quarter of 2009, other income, net amounted to almost $0.1 million, and minor net expenses were incurred in the quarter ended June 30, 2008.

Net income attributable to the noncontrolling interest

There is a noncontrolling interest of 49% in the subsidiary Mare Success S.A., which owns 100% of the companies owning the panamax vessels Maya and Inca. Income attributable to the noncontrolling interest in the second quarter 2009 amounted to $0.5 million compared to a loss of $0.3 million in the second quarter 2008, due to dry-docking of the vessels. Following the adoption of FAS 160 as from January 1, 2009, noncontrolling interest (previously called minority interest) is included within equity in the consolidated balance sheet.

Net income attributable to Tsakos Energy Navigation Limited

As a result of the foregoing, net income attributable to Tsakos Energy Navigation Limited for the quarter ended June 30, 2009 was $18.8 million, or $0.51 per share, diluted, versus $69.2 million, or $1.82 earnings per share, diluted, for the quarter ended June 30, 2008.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. Net cash flow generated by continuing operations is the main source of liquidity. Additional sources, apart from raising equity, include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

Given our cash holdings as at June 30, 2009 and the number of vessels we have on time charter, we believe that, even if there is a further major and sustained downturn in market conditions, our financial resources are sufficient to meet our liquidity needs through January 1, 2011, taking into account both our existing capital commitments and the minimum debt service requirements.

Working capital (non-restricted net current assets) amounted to approximately $169 million at June 30, 2009, compared to $216 million as at June 30, 2008. Non-restricted cash balances at June 30, 2009 were $309 million compared to $304 million at June 30, 2008.

Net cash provided by operating activities was $22.2 million in the quarter ended June 30, 2009 compared to $65.6 million in the previous year’s second quarter. The decrease was almost entirely due to the decline in the operational results in the second quarter of 2009, offset by a reduction in dry-docking expenditure and increases of working capital primarily through the prompter collection of receivables.

Expenditure incurred for dry-dockings for survey purposes, which are deferred and amortized to expense over the period from the dry-docking to the date of the next scheduled dry-docking, is deducted from net income to calculate cash generated by operating activities. In the second quarter of 2009, Aris underwent its scheduled dry-docking and Promitheas started its scheduled dry-docking to be completed in the third quarter 2009. The amount paid in the second quarter 2009 for dry-dockings amounted to $0.4 million. In the previous year equivalent quarter, expenditure on dry-docking for Inca, Victory III and Marathon amounted to $2.3 million

Net cash used in investing activities was $2.4 million for the quarter ended June 30, 2009, compared to net cash used in investing activities of $3.0 million for the quarter ended June 30, 2008. In the second quarter of 2009, improvements on existing vessels amounted to $0.9 million. In the equivalent period of 2008 net funds paid for the acquisition and improvements of vessels amounted to $1.4 million, mostly relating to upgrading of existing vessels. In the second quarter of 2009 and 2008 there were no sales of vessels.

In the second quarter of 2009, advances for vessels under construction amounted to $1.4 million compared to $1.6 million in the second quarter of 2008. The total number of vessels on order as at June 30, 2009 was four compared to six at June 30, 2008. On July 17, 2009 the aframax tanker Ise Princess was delivered and its sister vessel Asahi Princess is to be delivered in September 2009. The remaining two vessels are to be delivered in the first and second quarter of 2010. The total contract value of those vessels is $241.8 million of which $47.5 million had been paid by June 30, 2009. A total of $109.0 million will be paid in 2009, of which approximately $78 million will be financed by new debt. In 2010, $85.3 million will be paid mostly out of new debt.

In July, 2009, the Company announced that it had contracted for the construction of two suezmax tankers at the Sungdong yard of S. Korea at a contract price of $72 million each. On July 31, 2009, $14.4 million was paid as a first installment on both. A further $43.2 million will be paid in 2010 and $86.4 million in 2011. It is expected that the major part of the cost will be financed by debt.

Net cash used in financing activities was $49.2 million in the quarter ended June 30, 2009, compared to $50.4 million during the quarter ending June 30, 2008. In the second quarter 2009, $5.0 million was drawn down from an existing facility while, in the second quarter of 2008 there were no new debt drawdowns. There were loan repayments of $20.9 million in the second quarter of 2009 compared to $10.6 million in the second quarter of 2008.

Total debt outstanding decreased from $1,492 million at the beginning of the second quarter 2009 to $1,476 million by the quarter end. The debt to capital (equity plus debt) ratio was 61.1% at June 30, 2009 (or 55.4% on a net of cash basis). No new interest rate swaps were arranged during the first quarter. Interest rate swap coverage, plus other fixed rate coverage, on outstanding loans was approximately 68%.

Since August 2008, all shares repurchased are not cancelled, but are purchased as treasury stock. In the second quarter of 2009, 6,600 shares were repurchased as treasury stock under a pre-set plan at a cost of $0.1 million. In the second quarter of 2008, 126,800 shares were bought and cancelled for $4.0 million.

A final dividend of $0.85 was declared for the fiscal year 2008, which was paid on April 30, 2009 and amounted to $31.4 million. A first dividend of $0.90 for the fiscal year 2008 had been paid on October 30, 2008, which totaled $33.3 million. The dividend policy of the Company is to pay, depending on cash availability and requirements, between 25% and 50% of the net income in any given year, payable in two installments, the first prior to the end of the year based on expected earnings and cash requirements, and the final portion in the early part of the following year based on final earnings and cash requirements.

SIX MONTHS ENDED JUNE 30, 2009

Six months ended June 30, 2009 versus six months ended June 30, 2008

(Percentage changes are based on the full numbers in the accompanying consolidated financial statements)

Voyage revenues

Voyage revenues from vessels were $240.5 million during the six months ended June 30, 2009 compared to $308.2 million during the six months ended June 30, 2008, a decrease of $67.7 million or 22.0%. The decrease was primarily due to a softer freight market compared to the previous year’s first half, off-set by an increase in the number of vessels, there being the equivalent of 2.4 vessels more or, in terms of days available for trading, an increase of 399 days compared to the same period in 2008. The average number of vessels during the first half of 2009 was 46.0 compared to 43.6 in the first half of 2008. In the first half of 2008, the Company took delivery of the panamaxes Socrates and Selecao and sold the aframax Olympia and in the fourth quarter 2008 took delivery of the newly designed aframaxes Nippon Princess and Maria Princess. There were no deliveries of new vessels in the first half of 2009 and no sales of vessels.

Revenue earned per vessel on average within the first half was lower than the previous year’s equivalent period primarily due to the slow down of trading activity as a result of the world-wide economic crisis exacerbated by increasing vessel supply and rising oil inventories. The average daily revenue per vessel for the six month period, after deducting voyage expenses (time charter equivalent or TCE, see definition below) was $25,187 per day compared to $35,354 for the previous year’s first six months. The number of days utilized in profit-share arrangements totaled 3,857 compared to 4,291 in the first half of 2008. The number of days employed on spot, contract of affreightment and pool voyages increased to 2,214 days from 1,271 days, while those on pure time-charter without profit share decreased by 92 days.

The preference of the Company for long and medium term profit-sharing arrangements yielded higher rates than existed in the soft freight market. However, as indicated above in the analysis of operating days, the charter of several vessels previously on time-charter expired and the vessels entered the spot market or were entered into pools at a time when freight rates were beginning to soften considerably. While there remain opportunities to enter all these vessels into new time-charters immediately, we are for the time-being adopting a policy of selectively placing only certain vessels on accretive short and medium term time-charter in anticipation that more lucrative time-charter rates may be available later in the year.

Average daily TCE rate earned for the six month periods ended June 30, 2009 and 2008 were as follows:

	Six months ended June 30,
	2009	2008
	$	$
LNG carrier	45,995	49,884
VLCC	34,479	55,129
Suezmax	32,574	49,373
Aframax	24,777	41,886
Panamax	21,619	25,806
Handymax	17,836	20,856
Handysize	18,729	19,509

TCE is calculated by taking voyage revenue less voyage costs divided by the number of operating days. We do not deduct commission, as commission is payable on all types of charter. In the case of the bare-boat charter, we add an estimate of operating expenses of $10,000 per day in order to render the bare-boat charter comparable to a time-charter.

Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in shipping performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rate for the period presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars and available days):

	Six months ended June 30,
	2009	2008
Voyage revenues	$240,491	$308,153

Less :Voyage Expenses	(36,422)	(34,824)
Add: Representative operating expenses for bareboat charter ($10,000 daily)	1,810	1,820

Time charter equivalent revenues	$205,879	$275,149

Divided by: net earnings days	8,174	7,757
Average TCE per vessel per day	$25,187	$35,471

For those of our vessels for which a profit-share is determined at the end of six-month periods, only the minimum guaranteed rates may be accounted for until such profit-share determination is performed. This affected the first half revenue accounted for VLCC’s La Prudencia and La Madrina, panamaxes Inca, Andes and Maya, and handysizes Antares and Arion. The VLCCs and handysize vessels all had their six-month profit determination on May 31 and any extra profit earned above the minimum during the prior six months was accounted for at that date. Inca, Andes and Maya had their profit determinations on March 20, May 25 and June 20 respectively. All revenue between the determination dates and June 30 was accounted for at the minimum agreed daily rate. VLCC’s and Panamaxes were determined to have earned relatively good rates significantly boosting their daily average revenue for the first half of 2009, although considerably less than was achieved in the first half of 2008. The two handysize carriers earned no profit-share above the minimum agreed rates, the vessels achieving only the minimum rate in first six months in both 2008 and 2009.

Total productivity achieved by the fleet in the first half of 2009 was 98.2% compared to 97.9% for the first half of 2008. The days lost in 2009 relate to the dry-docking of Aris and Opal Queen, the start of the dry-docking of Promitheas and off-hire on Victory III. In the first half of 2008, lost days included the dry-docking of Victory III, Marathon, Maya and Inca.

Commissions

Commissions amounted to $9.3 million, or 3.9% of revenue from vessels, during the six months ended June 30, 2009, compared to $11.0 million, 3.6% of revenue from vessels, for the six months ended June 30, 2008. The increase in percentage is due to the change in charter type in which several vessels were employed during the period, especially with regard to those vessels entering spot charter arrangements. Otherwise, total commission was in line with the fall in voyage revenue.

Voyage expenses

Voyage expenses include costs that are directly related to a voyage, such as port charges, agency fees, canal dues and bunker (fuel) costs. They are borne by the Company in the case of spot market single voyages or for voyages under contract of affreightment. Otherwise, in the case of time-charters and bare-boat charters they are borne by the charterer. Voyage expenses were $36.4 million during the six months ended June 30, 2009, compared to $34.8 million during the prior year’s equivalent period, a 4.6% increase.

Although voyage expenses are highly dependent on the individual voyage patterns followed, part of the change between quarters can be explained by changes in the total operating days the fleet operated on spot charter and contract of affreightment. The number of days on these types of charter actually increased by 74%. This was offset by a significant decrease in the price of oil compared to the first half of 2008. The cost of bunker (fuel) for the Company in the first half of 2009 accounted for 57% of total voyage expenses, compared with 74% of total voyage expenses in the prior year’s first half.

Charter hire expense

The suezmaxes Decathlon (ex-Cape Baker) and Pentathlon (ex-Cape Balboa) were repurchased in the fourth quarter of 2008 as part of a sale and leaseback arrangement described further below in the paragraph on deferred gains. As a result, there was no charter hire expense for the first half of 2009, compared to $8.3 million in the same period of 2008. The Company has no immediate plans to further charter-in vessels and therefore does not expect to incur charter hire expense for the foreseeable future.

Vessel operating expenses

Vessel operating expenses include crew costs, maintenance repairs and spares, stores, lubricants, insurance and sundry expenses such as tonnage tax, registration fees and communications costs. They are borne by the Company for all vessels of the fleet except for the one vessel on bare-boat charter (Millennium), and, in 2008, the two suezmaxes which were chartered-in until the fourth quarter of 2008. Total operating costs were $72.8 million during the six months ended June 30, 2009 compared to $69.8 million during the six months ended June 30, 2008, an increase of 4.2%, mainly due to the net increase in the average fleet by 2.4 new vessels and the repurchase of the two chartered-in vessels described above.

Vessel operating expenses per ship per day for those vessels in the fleet incurring operating expenses decreased to $8,932 for the six months ended June 30, 2009 from $9,439 for the six months ended June 30, 2008, a 5.4% decrease. This decrease is mainly due to lower crew costs due to the strengthening of the US Dollar against the Euro (by 13% between the two periods), most of our vessel officers being paid in Euro. Lower repairs and maintenance costs resulting from reduced dry-dock work compared to the prior year period also contributed to the decrease in operating costs. There were, however, increases in P&I insurance costs.

Depreciation

Depreciation was $46.3 million during the six months ended June 30, 2009 compared to $41.4 million during the six months ended June 30, 2008, an increase of 11.9%, due to the addition of the two new aframax vessels, Maria Princess and Nippon Princess and the repurchase in the fourth quarter of 2008 of the suezmaxes Decathlon and Pentathlon. We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap steel available for recycling after demolition. The assumed value of scrap steel for the purpose of estimating the residual values of vessels is calculated at $300 per lightweight ton. In assessing the useful lives of vessels, we have adopted the industry-wide accepted practice of assuming a vessel has a useful life of 25 years (40 years for the LNG carrier), given that all classification society rules have been adhered to concerning survey certification and statutory regulations are followed. It is possible, however, for vessels in certifiably good condition to continue trading beyond 25 years if not statutorily required to cease.

Amortization of deferred charges

During the six months ended June 30, 2009, amortization of deferred dry-docking charges was $3.6 million, compared to $2.7 million during the six months ended June 30, 2008. The increase is due to the completion of the dry-docking on five vessels in the second half of 2008.

Management fees

The Company pays to Tsakos Energy Management Limited fixed fees per vessel under a management agreement between the companies. The fee pays for services that cover both the management of the individual vessels and of the enterprise as a whole. According to the amended management agreement (from January 2007), there is a prorated adjustment if at beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007, and an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. As a consequence, from January 1, 2008, monthly fees for operating vessels were increased to $23,000 and, for vessels chartered-in and for the vessel chartered out on bare-boat, to $17,000. From January 1, 2009 monthly fees for operating vessels increased to $23,700 and for the vessel chartered out on bare-boat, to $17,500. Management fees totaled $6.5 million during the six months ended June 30, 2009 compared to $5.9 million for the six months ended June 30, 2008, an increase of 11%, due to the increase in number of vessels and in the monthly fee. During the first half of 2009, six vessels were under the technical management of unrelated ship management companies for various management fees.

General and administrative expenses

General and administrative expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, directors’ fees and travel-related expenses. General and administrative expenses were $2.4 million during the six months ended June 30, 2009 compared to $2.1 million during the previous year’s first half, an increase of 11.9% mainly due to increased professional fees and expenses incurred on various new projects offset by the strengthening of the US Dollar against the Euro between the two periods and savings on advertising and office expenses.

General and administrative expenses, together with the management fees payable to Tsakos Energy Management Limited, represent the administrative overheads of the Company. On a per vessel per day basis, these combined overhead costs were $1,069 for the first half of 2009 compared to $1,010 for the first half of 2008, the increase being due to higher professional fees, new project expenses and higher management fees. Together with the stock compensation expense (see below), the daily overhead was $1,092 for the first half of 2009 compared to $1,400 in the first half of 2008, the decrease being primarily due to the lower stock compensation expense as explained below.

Stock compensation expense

In the first half of 2009, stock compensation expense was $0.2 million compared to $3.1 million in the equivalent prior year six months. During the first half of 2009, there was an average of approximately 287,000 restricted share units (RSUs) issued but not vested, compared to 573,000 in the prior year six months, of which 50% vested on December 31, 2008. A further reason for the reduction in stock compensation expense is that two-thirds of the RSUs were issued to staff of the commercial and technical management companies who are considered as non-employees. The amortization charge for RSUs awarded to non-employees is based on their fair value which is based on the Company’s share price. The amortization rate is adjusted quarterly in line with movements in the share price until the vesting date. As the share price was lower in the first half of 2009 than of 2008, the amortization charge is reduced accordingly. In March 2009, 11,800 RSU’s were issued to non-executive directors, vesting on May 29, 2010. On June 30, 2009, 110,000 RSU’s were issued to officers of the Company and to staff of the commercial and technical managers, 50% of which vest on June 30, 2010 and the remaining 50% will vest on December 31, 2011.

Amortization of the deferred gain on the sale of vessels

There were no deferred gains on the sale of vessels during the first half of 2009. In the first half of 2008, the amortization of the deferred gain amounted to $1.6 million. The deferred gains related to the sale and leaseback of two suezmaxes in 2003. The total gain of $15.8 million on the transaction was deferred and amortized over the five year minimum charter period to late 2008. In the fourth quarter of 2008, both vessels were re-acquired by the Company.

Gain on sale of vessels

There were no sales of vessels during the first half of 2009. During the first quarter of 2008, the Company sold the aframax Olympia for $62.1 million realizing a capital gain of $34.6 million.

Operating income

Income from vessel operations was $63.0 million during the first half of 2009 compared to $164.5 million during the first half of 2008, representing a 61.7% decrease.

Interest and finance costs

Interest and finance costs were $21.2 million for the first half of 2009 compared to $34.7 million for the six months ended June 30, 2008, an overall 39.1% decrease. Loan interest in the first half of 2009 decreased by 26.8% to $25.0 million from $34.2 million in the first half of 2008. Although the average balance of outstanding debt was approximately $1,494 million for the first half of 2009 compared to $1,397 million for the previous year’s first half, the average loan interest rate fell by 31.6%. However, the average all-in loan finance cost in the first half of 2009, taking account of swap interest paid or received, was 4.14% compared to 4.76% in the previous year’s first half. Interest actually paid on swaps amounted to $5.9 million in the first half of 2009 compared to $1.0 million received in the first half of 2008.

There was a non-cash positive net movement of $5.2 million in the fair value (mark-to-market) of the non-hedging interest rate swaps in the first half of 2009, compared to a negative movement of $3.4 million in the first half of 2008. Also in the first half of 2009 there was a positive movement of $4.0 million on bunker swaps entered into in March 2009 which did not qualify as hedging instruments.

Capitalized interest in the first half of 2009 was $1.1 million compared to $2.7 million in the previous year’s first half, the reduction being due to the smaller remaining new building program, two vessels having been delivered since the first half of 2008.

Amortization of loan expenses was $0.4 million in the first half 2009 and $0.5 million in the first half of 2008. Other loan charges were $0.2 million in the first half 2009 and $0.3 million in the first half of 2008.

Interest income

Total income derived from bank deposits was $2.5 million during the first half of 2009 and $4.0 million during the six months ended June 30, 2008. The decrease was mainly due to the drop in interest rates between the two periods.

Other, net

During the first half of 2009, other income, net amounted to almost $0.2 million, compared to $0.1 million net income in the six months period ended June 30, 2008.

Net income attributable to the noncontrolling interest

There is a noncontrolling interest of 49% in the subsidiary Mare Success S.A., which owns 100% of the companies owning the panamax vessels Maya and Inca. Income attributable to the noncontrolling interest in the first half of 2009 amounted to $1.2 million compared to a loss of $0.5 million in the first half of 2008 due to dry-docking of the vessels. Following the adoption of FAS 160 on January 1, 2009, noncontrolling interest (previously called minority interest) is included within equity in the consolidated balance sheet.

Net income attributable to Tsakos Energy Navigation Limited

As a result of the foregoing, net income attributable to Tsakos Energy Navigation Limited for the six months ended June 30, 2009 was $43.2 million, or $1.16 per share, diluted, versus $134.3 million, or $3.52 earnings per share, diluted, for the six months ended June 30, 2008.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. Net cash flow generated by continuing operations is the main source of liquidity. Additional sources, apart from raising equity, include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

Given our cash holdings at June 30, 2009 (approximately $309 million) and the number of vessels we have on time charter, we believe that, even if there is a further major and sustained downturn in market conditions, our financial resources are sufficient to meet our liquidity needs through January 1, 2011, taking into account both our existing capital commitments and the minimum debt service requirements.

Working capital (non-restricted net current assets) amounted to approximately $168.6 million at June 30, 2009, compared to $216.1 million as at June 30, 2008. Non-restricted cash balances at June 30, 2009 were $308.7 million compared to $304.3 million at June 30, 2008.

Net cash provided by operating activities was $73.4 million in the six months ended June 30, 2009 compared to $134.5 million in the previous year’s equivalent period. The decrease was almost entirely due to the decline in the operational results in the first half of 2009, offset by a reduction in dry-docking expenditure.

Expenditure incurred for dry-dockings for survey purposes, which are deferred and amortized to expense over the period from the dry-docking to the date of the next scheduled dry-docking, is deducted from net income to calculate cash generated by operating activities. In the first half of 2009, Aris underwent its scheduled dry-docking and Promitheas started its scheduled dry-docking to be completed in the third quarter 2009. The amount paid in the first half 2009 for dry-dockings amounted to $0.4 million. In the previous year equivalent period, expenditure on dry-docking for Inca, Victory III, Maya and Marathon amounted to $4.4 million

Net cash used in investing activities was $3.9 million for the six months ended June 30, 2009, compared to net cash provided by investing activities of $31.8 million for the six months ended June 30, 2008. In the first half of 2009, improvements on existing vessels amounted to $1.5 million. In the equivalent period of 2008 net funds paid for the acquisition and improvements of vessels amounted to $27.4 million, mostly relating to the acquisition of panamaxes Socrates and Selecao. In the first half of 2009 there were no sales of vessels, whereas in the first half of 2008 the Company sold the aframax tanker Olympia for $62.1 million, realizing a capital gain of $34.6 million.

In the first half of 2009, advances for vessels under construction amounted to $2.4 million compared to $2.9 million in the first half of 2008. The total number of vessels on order as at June 30, 2009 was four compared to six at June 30, 2008. On July 17, 2009 the aframax tanker Ise Princess was delivered and its sister vessel Asahi Princess will be delivered in

September 2009. The remaining two vessels under construction are to be delivered in the first and second quarter of 2010. The total contract value of those vessels is $241.8 million of which $47.5 million had been paid by June 30, 2009. A total of $109.0 million will be paid in 2009, of which approximately $78 million will be financed by new debt, which has been arranged. In 2010, $85.3 million will be paid mostly out of new debt, which has not yet been arranged.

In July 2009, the Company concluded the contracts for the construction of two suezmax tankers at the Sungdong yard of S. Korea at a contract price of $72 million each. On July 31, 2009, $14.4 million was paid as a first installment on both vessels. A further $43.2 million will be paid in 2010 and $86.4 million in 2011. It is expected that the major part of the cost will be financed by new debt.

Net cash used in financing activities was $73.0 million in the six months period ended June 30, 2009, compared to $43.4 million during the six months period ending June 30, 2008. In the first half 2009, $5.0 million was drawn down from an existing facility while, in the first half of 2008, $24.3 million were drawn for the financing of the newly delivered panamaxes Socrates and Selecao. There were loan repayments of $42.2 million in the first half of 2009 compared to $21.6 million in the first half of 2008.

Total debt outstanding decreased from $1,514 million at the beginning of 2009 to $1,476 million by June 30, 2009. The debt to capital (equity plus debt) ratio was 61.1% at June 30, 2009 (or 55.4% on a net of cash basis). No new interest rate swaps were arranged during the first half of 2009. Interest rate swap coverage, plus other fixed rate coverage, on outstanding loans was approximately 68%.

Since August 2008, all shares repurchased are not cancelled, but are purchased as treasury stock. In the first half of 2009, 237,700 shares were repurchased as treasury stock under a pre-set plan at a cost of $3.9 million. In the first half of 2008, 392,400 shares were bought and cancelled for $12.2 million.

A final dividend of $0.85 was declared for the fiscal year 2008, which was paid on April 30, 2009 and amounted to $31.4 million. A first dividend of $0.90 for the fiscal year 2008 had been paid on October 30, 2008, which totaled $33.3 million. The dividend policy of the Company is to pay, depending on cash availability and requirements, between 25% and 50% of the net income in any given year, payable in two installments, the first prior to the end of the year based on expected earnings and cash requirements, and the final portion in the early part of the following year based on final earnings and cash requirements.